Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY): 10/06/16

Warning: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS



16019390

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: Miami International Securities Exchange, LLC

2. Provide the applicant's primary street address (Do note use a P.O. Box): 7 Roszel Road, Suite 5-A, Princeton, NJ 08540

3. Provide the applicant's mailing address (if different):

4. Provide the applicant's business telephone and facsimile number:
   Telephone: 609-897-7300; Facsimile: 609-987-2210

5. Provide the name, title and telephone number of a contact employee:
   Barbara J. Comly, EVP, General Counsel & Corporate Secretary
   609-897-7315

6. Provide the name and address of counsel for the applicant:
   Barbara J. Comly, EVP, General Counsel & Corporate Secretary
   Miami International Securities Exchange, LLC
   7 Roszel Road, Suite 5-A
   Princeton, NJ 08540

SEC Mail Processing Section OCT 07 2016 Washington DC 412

SEC / TM 2016 OCT -7 PM 4: 09 RECEIVED

7. Provide the date applicant's fiscal year ends: December 31

8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☒ Limited Liability Company ☐ Other (specify):

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

(a) Date (MM/DD/YY): 9/10/07 (b) State/Country of formation: Delaware

(c) Statute under which applicant was organized: Delaware Limited Liability Company Act, 6 Del. C. 18-1d et seq.

EXECUTION: The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC

Date: October 6, 2016

By: Barbara J. Comly
Barbara J. Comly
EVP, General Counsel & Corporate Secretary

Subscribed and sworn before me this 6th day of October, 2016.

Angela M. Battle
Angela M. Battle
Notary Public of the State of New Jersey
My Commission Expires April 3, 2019

This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.



Barbara J. Comly
General Counsel

7 Roszel Road, Suite 5-A
Princeton, New Jersey 08540
T 609 897 7300
F 609 987 2210
bcomly@miami-holdings.com

October 6, 2016

VIA FEDERAL EXPRESS

Jeannette Marshall
Division of Trading and Markets
Office of Market Supervision
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

**Re: Miami International Securities Exchange, LLC ("MIAX Options")
Amendment No. 38 to Form 1 Application**

Dear Ms. Marshall:

Enclosed for official filing pursuant to Rule 6a-2(a) are an original and two copies of Amendment No. 38 to the Form 1 Application of MIAX Options, which includes the following changes:

Exhibit F – Updated Membership Form
Exhibit M – Updated Member List

- Name change of Automated Trading Desk Financial Services, LLC to Citi Order Routing and Execution, LLC
- J.P. Morgan Clearing Corp. – membership terminated due to merger with J.P. Morgan Securities, LLC

Please do not hesitate to contact me if you have any questions in connection with this matter.

Very truly yours,

Barbara J. Comly

Barbara J. Comly
EVP, General Counsel &
Corporate Secretary

Enclosures
cc: Marlene Olsen

Exhibit F

EXHIBIT F

Exhibit Request:

A complete set of all forms pertaining to:

1. Application for membership, participation, or subscription to the entity.

2. Application for approval as a person associated with a member, participant, or subscriber of the entity.

3. Any other similar materials.

Response:

Exhibit F is hereby amended as set forth below.

1. MIAX Options Member Firm Application Checklist
2. MIAX Options/MIAX PEARL Pre-Application Survey Form
3. MIAX Options/MIAX PEARL Member Application
4. MIAX Options/MIAX PEARL Amendment to Member Application
5. MIAX Options Market Maker Member Guarantee
6. MIAX Options Clearing Member Give-Up Authorization and Guarantee
7. MIAX Options/MIAX PEARL User Agreement
8. MIAX Options Sponsored Access Agreement
9. MIAX Options/MIAX PEARL Statutory Disqualification Notice
10. MIAX Options Attestation, Consent to Jurisdiction and Authorization of Associated Person Membership – Firm Applicant
11. MIAX Options Attestation, Consent to Jurisdiction and Authorization of Associated Person Membership – Individual Applicant
12. MIAX Options/MIAX PEARL Exchange Data Agreement
13. MIAX Options/MIAX PEARL Affiliated Companies List – Schedule A to Exchange Data Agreement
14. MIAX Options/MIAX PEARL Data Feed Request Form – Schedule B to Exchange Data Agreement **[Updated form attached]**

15. MIAX Options/MIAX PEARL Service Facilitator List – Schedule C to Exchange Data Agreement

16. MIAX Options/MIAX PEARL Market Data Subscriber Agreement – Schedule D to Exchange Data Agreement

17. MIAX Options/MIAX PEARL Market Data Policies

18. MIAX Options/MIAX PEARL Service Bureau Agreement

19. Extranet Connection Agreement

20. Extranet Information Form – Schedule A

The Exchange intends to use Form U-4, the Uniform Application for Securities Industry Registration or Transfer, for persons applying to be associated persons of a Member.





14



MIAX Options®   MIAX PEARL™
Performance, Execution and Reliability

SCHEDULE B - Data Feed Request Form
(submit one per entitlement system)

Check One: ☐ New Service Request ☐ Addition/Deletion to Existing Service

Date of Request: ____________________

Data Recipient / Data Feed Distributor Contact Information

Company Name: ____

Primary Contact: ______________________________ Phone: ____________________

Primary Contact Email: ____

Technical Contact: ______________________________ Phone: ____________________

Technical Contact Email: ____

Billing Contact: ______________________________ Phone: ____________________

Billing Contact Email: ____

Reporting Contact: ______________________________ Phone: ____________________

Reporting Contact Email: ____

Intended Use of MIAX Options Market Data

Check All Applicable: ☐ Internal Use Within Company and/or Affiliates

☐ Controlled Distribution to External Parties (control entitlement and individual device usage)

☐ Uncontrolled Distribution to External Parties (Data Feed Distributor)

Intended Use of MIAX PEARL Market Data

Check All Applicable: ☐ Internal Use Within Company and/or Affiliates

☐ Controlled Distribution to External Parties (control entitlement and individual device usage)

☐ Uncontrolled Distribution to External Parties (Data Feed Distributor)

MIAX Options Market Data Requested

☐ MIAX Options ToM (Top of Market)[1]

☐ MIAX Options cToM (Complex Top of Market)

☐ Administrative Information Subscriber (AIS)

☐ MIAX Options Order Feed

☐ Other:______________________________

MIAX PEARL Market Data Requested

☐ MIAX PEARL ToM (Top of Market)[1]

☐ MIAX PEARL Order Feed

☐ Other:______________________________

Service Description and Entitlement

Internal Usage – Describe Intended Use of Data **External Distribution – Describe Service Provided**	**Entitlement Methodology**

Updated October 2016

SCHEDULE B

Certification

I certify that the information provided in this form is complete and accurate and complies with all terms and conditions of the Exchange Data Agreement with Miami International Securities Exchange, LLC ("MIAX Options") and/or MIAX PEARL, LLC ("MIAX PEARL") (either or both referred to herein as the "Exchange" as applicable).

(1) Any Data Recipient reviewing the ToM (Top of Market) Data acknowledges and agrees that it has equivalent access to consolidated options information disseminated by the Options Price Reporting Authority ("OPRA") for the same classes or series of options that are included in the ToM Market Data.

Signature:____________________ Print Name:____________________

Title:____________________ Date:____________________

Exhibit M

EXHIBIT M

Exhibit Request:

Provide an alphabetical list of all members, subscribers or other users, including the following information:

1. **Name;**

2. **Date of election to membership or acceptance as a member, subscriber or other user;**

3. **Principal business address and telephone number;**

4. **If member, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g. partner, officer, director, employee, etc.);**

5. **Describe the type of activities primarily engaged in by the member, subscriber, or other user (e.g. floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g. proprietary trader, Registered Competitive Trader and Registered Competitive Market Maker) and state the number of participants, subscribers, or other users in each; and**

6. **The class of membership, participation or subscription or other access.**

Response:

Attached is a list of the members of the Exchange as of October 4, 2016, including the information set forth in items 1-6 above.



MEMBER FIRMS

Total Firms 45 **As of 04-Oct-16**

Firm	City	State	Zip	Tele #:	Approval Date / Membership Type
ABN AMRO CLEARING CHICAGO LLC 175 West Jackson Blvd., Ste. 400	Chicago	IL	60604	(312) 604-8000	Approval Date: 3/7/2013 Membership Type: ELECTRONIC EXCH. MEMBER: CLEARANCE
APEX CLEARING CORPORATION 350 N. St. Paul, Suite 1300	Dallas	TX	75201	(214) 765-1100	Approval Date: 11/18/2015 Membership Type: ELECTRONIC EXCH. MEMBER: CLEARANCE
BARCLAYS CAPITAL INC. 745 Seventh Avenue	New York	NY	10019	(212) 526-7000	Approval Date: 12/7/2012 Membership Type: ALL MEMBERSHIPS
BMO CAPITAL MARKETS CORP. 3 Times Square, 27th Floor	New York	NY	10036	(212) 885-4000	Approval Date: 10/10/2014 Membership Type: ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
BNP PARIBAS SECURITIES CORP. 787 Seventh Avenue	New York	NY	10019	(212) 841-2000	Approval Date: 4/21/2014 Membership Type: ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
CITADEL SECURITIES LLC 131 South Dearborn Street	Chicago	IL	60603	(312) 395-2100	Approval Date: 12/7/2012 Membership Type: PRIMARY LEAD & LEAD MARKET MAKER/EEM: ORDER FLOW
CITI ORDER ROUTING AND EXECUTION, LLC 11 Ewall Street	Mt. Pleasant	SC	29464	(843) 789-2080	Approval Date: 12/7/2012 Membership Type: ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
COMPASS PROFESSIONAL SERVICES, LLC 111 W. Jackson Blvd., 20th Fl.	Chicago	IL	60604	(312) 692-5000	Approval Date: 12/7/2012 Membership Type: ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
CONVERGEX EXECUTION SOLUTIONS LLC 1633 Broadway, 48th Floor	New York	NY	10019	(212) 486-7500	Approval Date: 12/1/2014 Membership Type: ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
CREDIT SUISSE SECURITIES (USA) LLC 11 Madison Avenue, 3rd Fl.	New York	NY	10010	(212) 325-2000	Approval Date: 12/7/2012 Membership Type: ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
CUTLER GROUP, LP 101 Montgomery Street, #700	San Francisco	CA	94104	(415) 293-3956	Approval Date: 11/2/2015 Membership Type: ELECTRONIC EXCH. MEMBER: ORDER FLOW
DASH FINANCIAL LLC 910 Van Buren Street, 4th Fl.	Chicago	IL	60607	(847) 550-1730	Approval Date: 12/7/2012 Membership Type: ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
DEUTSCHE BANK SECURITIES INC. 60 Wall Street	New York	NY	10005	(212) 250-2500	Approval Date: 1/25/2013 Membership Type: ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
DRW SECURITIES, L.L.C. 540 West Madison, Ste. 2500	Chicago	NY	60661	(312) 542-3231	Approval Date: 8/31/2015 Membership Type: ELECTRONIC EXCH. MEMBER: ORDER FLOW

Firm	Address	City	State	Zip	Tele #	Approval Date	Membership Type
GLOBAL EXECUTION BROKERS, LP	401 City Avenue, Ste. 200	Bala Cynwyd	PA	19004	(610) 617-2600	12/7/2012	ELECTRONIC EXCH. MEMBER: ORDER FLOW
GOLDMAN SACHS EXECUTION & CLEARING, L.P.	200 West Street	New York	NY	10282	(212) 902-1000	12/7/2012	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
GOLDMAN, SACHS & CO.	200 West Street	New York	NY	10282	(212) 902-1000	1/15/2013	ALL MEMBERSHIPS
GROUP ONE TRADING LP	440 South La Salle, Ste. 3232	Chicago	IL	60605	(312) 347-8864	10/20/2014	ALL MARKET MAKER CLASSES/EEM: ORDER FLOW
HILLTOP SECURITIES INC.	1201 Elm Street, Ste. 3500	Dallas	TX	75270	(214) 859-1800	2/8/2013	ELECTRONIC EXCH. MEMBER: CLEARANCE
IMC-CHICAGO, LLC D/B/A IMC FINANCIAL MARKETS	233 South Wacker Drive, #4300	Chicago	IL	60606	(312) 244-3300	8/26/2014	ALL MARKET MAKER CLASSES
INSTINET, LLC	1095 Avenue of the Americas	New York	NY	10036	(212) 310-9500	3/27/2013	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
INTERACTIVE BROKERS LLC	One Pickwick Plaza, 2nd Fl.	Greenwich	CT	06830	(203) 618-5710	12/7/2012	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
ITG DERIVATIVES LLC	601 S. LaSalle, Ste. 300	Chicago	IL	60606	(312) 935-0125	12/7/2012	ELECTRONIC EXCH. MEMBER: ORDER FLOW
J.P. MORGAN SECURITIES LLC	383 Madison Avenue	New York	NY	10179	(201) 595-8471	12/7/2012	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
JEFFERIES LLC	520 Madison Avenue	New York	NY	10022	(212) 284-2300	9/15/2014	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
KCG AMERICAS LLC	545 Washington Boulevard	Jersey City	NJ	07310	(201) 386-2891	12/7/2012	ALL MEMBERSHIPS
LEK SECURITIES CORPORATION	1 Liberty Plaza, 165 Broadway, 52nd Fl	New York	NY	10006	(212) 509-2300	6/5/2014	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
LIME BROKERAGE LLC	625 Broadway, 12th Fl.	New York	NY	10012	(212) 824-5000	12/7/2012	ELECTRONIC EXCH. MEMBER: ORDER FLOW
MERRILL LYNCH PROFESSIONAL CLEARING CORP.	One Bryant Park, 6th Fl.	New York	NY	10036	(646) 743-1295	12/7/2012	ELECTRONIC EXCH. MEMBER: CLEARANCE
MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORAT	One Bryant Park	New York	NY	10036	(212) 449-1000	12/7/2012	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
MORGAN STANLEY & CO. LLC	1585 Broadway	New York	NY	10036	(212) 761-4000	12/7/2012	ALL MEMBERSHIPS

Member	Address	City	State	ZIP	Telephone	Approval Date	Membership Type
OPTIVER US LLC	130 E. Randolph Street, Ste. 1300	Chicago	IL	60601	Tele #: (312) 821-9500	1/27/2015	REGULAR MARKET MAKER
PEAK6 CAPITAL MANAGEMENT LLC	141 W. Jackson Blvd., Ste. 500	Chicago	IL	60604	Tele #: (312) 444-8700	7/22/2015	ELECTRONIC EXCH. MEMBER: ORDER FLOW
PERSHING LLC	1 Pershing Plaza, 10th Fl.	Jersey City	NJ	07399	Tele #: (201) 413-2000	3/12/2013	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
QUANTLAB SECURITIES, LP	4200 Montrose Blvd., Ste. 200	Houston	TX	77006	Tele #: (713) 333-3700	4/7/2015	ELECTRONIC EXCH. MEMBER: ORDER FLOW
SIMPLEX TRADING, LLC	230 So. LaSalle St., Ste. 4-100	Chicago	IL	60604	Tele #: (312) 360-2440	9/20/2013	ELECTRONIC EXCH. MEMBER: ORDER FLOW
SUSQUEHANNA SECURITIES	401 City Avenue, Ste. 220	Bala Cynwyd	PA	19004	Tele #: (610) 617-2600	12/7/2012	PRIMARY LEAD & LEAD MARKET MAKER
TIMBER HILL LLC	One Pickwick Plaza, Ste. 200	Greenwich	CT	06830	Tele #: (203) 618-5800	12/7/2012	ALL MARKET MAKER CLASSES/EEM: CLEARANCE
UBS SECURITIES LLC	677 Washington Boulevard	Stamford	CT	06901	Tele #: (203) 719-3000	12/7/2012	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
VOLANT LIQUIDITY, LLC	250 Vesey Street, Ste. 2601	New York	NY	10281	Tele #: (646) 484-3000	5/31/2013	ALL MARKET MAKER CLASSES/EEM: ORDER FLOW
WALLEYE TRADING LLC	2800 Niagara Lane North	Plymouth	MN	55447	Tele #: (952) 345-6611	5/13/2015	REGULAR MARKET MAKER/EEM: ORDER FLOW
WEDBUSH SECURITIES INC.	1000 Wilshire Boulevard	Los Angeles	CA	90017	Tele #: (213) 688-8090	12/7/2012	ELECTRONIC EXCH. MEMBER: CLEARANCE
WELLS FARGO SECURITIES, LLC	550 South Tryon Street, 6th Floor	Charlotte	NC	28202	Tele #: (704) 715-6133	4/11/2014	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
WOLVERINE EXECUTION SERVICES, LLC	175 W. Jackson Blvd., Ste. 200	Chicago	IL	60604	Tele #: (312) 884-4000	12/7/2012	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
WOLVERINE TRADING, LLC	175 W. Jackson Blvd., Ste. 200	Chicago	IL	60604	Tele #: (312) 884-3490	12/7/2012	PRIMARY LEAD & LEAD MARKET MAKER